

May 25, 2011

<u>Via E-mail</u>

Daniel P. Glennon
Executive Vice President, Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Road NE, Suite 1480
Atlanta, GA 30326

> **Re: Teavana Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 28, 2011**
> **File No. 333-173775**

Dear Mr. Glennon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In this regard, please disclose the number of shares you plan to register, as this information is not permitted to be omitted pursuant to Rule 430A. See Rule 430A of the Securities Act, and refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

2. Please provide pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. The pro forma financial information should consist of a pro forma condensed balance sheet, pro forma condensed statements of operations and accompanying explanatory notes. Where a limited number of pro forma adjustments are required and those adjustments are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma condensed balance sheet and pro forma condensed statements of operations. In any event, the pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which the pro forma information is presented, and include disclosures which clearly explain the assumptions involved.

3. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

4. Please provide the disclosure required by Item 201(b) of Regulation S-K.

Registration Statement Cover Page

5. Please indicate by check mark whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

Prospectus Summary, page 2

6. We note that you have provided repetitive disclosure. For example, your disclosure in Our Company on page 1 is almost identical to your Business disclosure on page 50. The note to Rule 421(b) in Regulation C states that you should avoid repetitive disclosure that increases the size of the prospectus but does not enhance the quality of the information. Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

7. We note your use of qualitative and comparative statements in your prospectus, including the following:

- "We are one of the world's largest, multi-channel specialty tea retailers….," page 1;
- We are "the largest US specialty tea retailer….," page 1;
- "…$5.2 billion US tea market," page 1;
- "Tea consumption in the United States is much lower than the rest of the world…." and "…US consumers have not historically consumed loose-leaf tea at the same level as consumers elsewhere in the world," page 2;
- "…with the United States ranking 22nd among all countries in per capita loose-leaf and bagged tea consumption," page 52;

- "The higher per capital consumption of tea throughout the world…," page 52; and
- The statements attributed to Mintel International Group and Euromonitor International.

These are only examples. If the statement represents management's belief, please revise your disclosure to indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in the filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

Risk Factors, page 4

8. Please revise your fifth summary risk factor to make clear that your business is dependent on a single discretionary product category and that is why you are vulnerable to changes in consumer preferences.

Risk Factors, page 10

9. Please delete the last sentence of the first paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Use of Proceeds, page 25

10. Please revise to clarify whether you intend to repay all or a portion of the outstanding indebtedness under your amended revolving credit facility and, if the latter, the portion that you intend to repay.

11. We note your statement that "our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering." While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use. Please revise accordingly. Refer to Instruction 7 of Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

12. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that you have experienced rapid growth, including a 38.6% compound annual growth rate from 2006 to 2010. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of

your earnings and cash flows so that investors can ascertain the likelihood or the extent that past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

13. We note your disclosure "Our new store model anticipates a target store size of 900 to 1,000 square feet that achieves annual sales of $600,000 to $700,000 in the first year of operation, which is below the historical average for our new stores. Our new store model also assumes an average new store investment of approximately $200,000 to $250,000, which is below the historical average for our new stores." Please expand your discussion to explain why your new store model would use numbers that are below your historic average.

14. We note your statements here and throughout your filing that you "have identified the sites sufficient to expand [y]our store base to 500 stores through 2015" and that you "plan to open approximately 50 stores in fiscal 2011 and 60 stores in fiscal 2012." Please revise to clarify whether you have any arrangements, understandings or agreements in place with respect to these sites and stores. Please also clarify whether the "sites" you have identified are general geographic areas, such as the cities in which you plan to open stores, or specific store sites, such as the malls or shopping centers in which you plan to open stores.

Liquidity and Capital Resources, page 42

Revolving Credit Facility, page 44

15. Please disclose in this section the amounts outstanding under the credit agreement, undrawn face amounts on letters of credit, and availability under the credit agreement as of a recent date.

Contractual Obligations, page 45

16. Please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the

obligations. Please refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies and Estimates, page 46

17. Please describe the material implications of *uncertainties* associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Fair Value Measurements, page 47

18. We note that you conducted a valuation analysis with the assistance of an investment bank to determine the fair value of your common stock at each grant date for options made under your 2004 management Incentive Plan. Please disclose whether you conducted a valuation analysis with the assistance of an unrelated third party valuation specialist to determine the fair value of your common stock as of each reporting date and whether the valuations were contemporaneous or retrospective. If you did not conduct valuations at each balance sheet date, please disclose this fact and discuss how you were otherwise able to determine fair value of the securities. In addition, please provide the following additional disclosures:

- A detailed discussion of the significant factors, assumptions and methodologies used to determine the fair value of your common stock as of each reporting date;
- A discussion of the internal and external factors or events contributing to the increase in the fair value of your common stock during the most recent year; and
- To the extent the estimated IPO price differs significantly from the fair value of your common stock at January 30, 2011, please provide a narrative discussion of the internal and external factors or events contributing to the difference.

19. Please tell us amount of the discounts applied to the fair value of your common stock based on your net enterprise value to reflect the lack of liquidity and control and the factors you considered in determining such discounts, including company-specific, industry-related and economic-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the discounts are reasonable under the circumstances.

Business, page 50

20. Please include the disclosure regarding foreign revenues and long-lived assets required by Item 101(d) of Regulation S-K, or tell us why such disclosure is unnecessary.

Compensation Discussion and Analysis, page 72

21. We note your statements that you set compensation based in part on "prevailing market conditions." We further note that the components of your compensation are "largely consistent with the forms of compensation provided by other companies." It would appear that you are comparing your compensation to other companies' compensation. If you engage in benchmarking in setting these amounts, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Actions Taken Subsequent to Fiscal 2010, page 78

22. In your description of the employment agreements you refer to certain definitions "as such term is defined in the agreement." Please revise to explain these terms without reference to other documents.

2011 Equity Incentive Plan, page 84

23. You state that your description of the plan is qualified in their entirety by reference to the full text of the plan. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Certain Relationships and Related Party Transactions, page 87

24. Please disclose in this section your contract with a stockholder, pursuant to which the stockholder agreed to provide financial advisory and management services to you, or tell us why you are not required to do so.

Principal and Selling Stockholders, page 90

25. Please revise to disclose the number of shares to be sold by the selling stockholders in the offering, and the number and percentage of shares to be owned by the selling

stockholders after the offering, both in the event that the underwriters do exercise the over-allotment option and do not exercise the over-allotment option. Please ensure that your introductory paragraph to the table and footnote 1 clearly explain how you determined the number and percentage of shares owned in each case, including whether the fifth and sixth columns of the table assume the sale of all shares being offered by the prospectus.

Underwriting, page 101

26. Please revise the second table to disclose the offering price, underwriting discount, proceeds to the company and proceeds to the selling stockholders on both a per share and aggregate basis both in the event the underwriters exercise the over-allotment option and do not exercise the over-allotment option.

Where You Can Find More Information, page 107

27. We note your disclosure that "as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

28. Please parenthetically disclose the cost of goods sold line item is "exclusive of depreciation shown separately below."

Note 1. Business and Summary of Significant Accounting Policies page F-14

Segment Reporting, page F-7

29. We note that you have identified company owned stores and your e-commerce website as operating segments and that these segments have been aggregated into one reportable segment. Please tell us whether discrete financial information for your franchise operations is available and included in the information/reports regularly reviewed by your chief operating decision maker, and why franchise operations are not treated as a separate component. Please also tell us in detail why company owned stores and e-commerce operating segments have similar economic characteristics given that the gross margin of company owed stores includes occupancy costs. In addition, please refer to ASC 280-10-

50-21 and tell us your consideration of disclosing the factors used to identify reportable segments, including the basis of organization.

Property and Equipment, page F-8

30. Please revise to clarify whether leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

Revenue Recognition, page F-9

31. Please disclose whether you give customers the right to return products and your accounting policies for sales returns.

32. Please tell us the method you use to determine the amount of gift card breakage, when and how you recognize breakage in income and when the likelihood of gift card redemptions is considered remote. Please also provide us with a summarized analysis of historical gift card breakage data used to determine the breakage rate and amortization period.

Note 5. Long-Term Debt, page F-13

33. We note your disclosure in second risk factor on page 19 that your amended revolving credit facility contains covenants that restrict or limit your ability to pay dividends. Please disclose the restrictions or limitations on the payment of dividends and the amount of net income restricted or free from restriction. Please refer to Item 4-08(e)(1) of Regulation S-X.

Note 6. Common and Preferred Stock, page F-14

34. Please tell us the nature of the debt discount recognized upon the sale of the Series A redeemable preferred stock.

Undertakings, page II-4

35. Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise. In this regard, please also revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

Exhibit 10.16

36. We note that this agreement is missing schedules and exhibits. Please review all your exhibits and confirm that you have filed all related schedules or exhibits.   With your next

amendment, please file a complete copy of this agreement, including all exhibits, appendixes, attachments and schedules to this agreement or advise why you are not required to file these documents. Please assure that your material contracts on file are complete.

37. We note that you do not plan to file as exhibits the Letter Agreement with Parallel, the Contribution Agreement and the International Development Agreement. Please tell us what consideration you gave to the filing of such agreements. Refer to Item 601(b)(4) and (b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director